Exhibit 99.1

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of comprehensive loss

		Three months ended June 30,		Six months ended June 30,
		2026	2025	2026	2025
	Note	$’000	$’000	$’000	$’000
Operating expenses
Research and development	3	(12,399)	(8,958)	(24,778)	(16,810)
General and administration	3	(7,056)	(5,746)	(13,426)	(10,626)
Loss from operations		(19,455)	(14,704)	(38,204)	(27,436)

Finance income	4	2,657	3,074	4,851	5,833
Finance expense	4	(83)	(174)	(167)	(352)
Movement of expected credit loss		7	13	8	(6)
Foreign exchange gain/(loss)		1,728	2,502	(601)	1,860
Total other income		4,309	5,415	4,091	7,335

Loss before tax		(15,146)	(9,289)	(34,113)	(20,101)
Tax charge/(credit)		-	-	-	-
Loss for the period		(15,146)	(9,289)	(34,113)	(20,101)

Other comprehensive (expense)/income
Items that may be reclassified to profit or loss
Fair value movement on marketable securities		(45)	(82)	(129)	(22)
Currency translation adjustment		(2,561)	457	(1,739)	989
Total comprehensive loss for the period		(17,752)	(8,914)	(35,981)	(19,134)

Attributable to owners:
Loss for the period		(15,146)	(9,289)	(34,113)	(20,101)
Total comprehensive loss for the period		(17,752)	(8,914)	(35,981)	(19,134)

Loss per share
Basic and diluted loss per share (in USD)	15	(0.23)	(0.15)	(0.53)	(0.33)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	1

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of financial position

		At June 30,	At December 31,
		2026	2025
	Note	$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	5	345,053	246,251
Marketable securities	6	17,597	34,457
Other current assets	7	6,174	5,268
Total current assets		368,824	285,976
Non-current assets
Property, plant and equipment		502	620
Other non-current assets	8	3,023	1,634
Total non-current assets		3,525	2,254
Total assets		372,349	288,230

LIABILITIES AND EQUITY
Current liabilities
Trade payables	9	5,933	3,773
Lease liability		354	365
Other current liabilities	10	6,566	4,242
Total current liabilities		12,853	8,380
Non-current liabilities
Lease liability		6	147
Total non-current liabilities		6	147
Total liabilities		12,859	8,527

Equity attributable to owners
Share capital		1,716	1,551
Additional paid-in capital		542,672	431,061
Other reserves		16,453	13,292
Foreign currency translation reserve		(13,515)	(11,776)
Accumulated deficit		(187,836)	(154,425)
Total equity		359,490	279,703
Total liabilities and equity		372,349	288,230

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	2

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of changes in equity

	Attributable to owners
	Share capital	Additional paid-in capital	Other reserves	Foreign currency translation reserve	Accumulated deficit	Total
	$’000	$’000	$’000	$’000	$’000	$’000
At January 1, 2025	1,301	291,463	5,194	(12,561)	(106,446)	178,951
Loss for the period	-	-	-	-	(20,101)	(20,101)
Other comprehensive (expense)/income	-	-	(22)	989	-	967
Total comprehensive loss for the period	-	-	(22)	989	(20,101)	(19,134)
Share-based compensation expense	-	-	3,514	-	-	3,514
Transfer of share options	-	-	(269)	-	269	-
Share option exercises	-	-	(10)	-	10	-
Issue of share capital	250	139,598	-	-	-	139,848
Total transactions with owners	250	139,598	3,235	-	279	143,362
At June 30, 2025	1,551	431,061	8,407	(11,572)	(126,268)	303,179

At January 1, 2026	1,551	431,061	13,292	(11,776)	(154,425)	279,703
Loss for the period	-	-	-	-	(34,113)	(34,113)
Other comprehensive expense	-	-	(129)	(1,739)	-	(1,868)
Total comprehensive loss for the period	-	-	(129)	(1,739)	(34,113)	(35,981)
Share-based compensation expense	-	-	3,992	-	-	3,992
Transfer of share options	-	-	(702)	-	702	-
Share option exercises	2	537	-	-	-	539
Issue of share capital	163	111,074	-	-	-	111,237
Total transactions with owners	165	111,611	3,290	-	702	115,768
At June 30, 2026	1,716	542,672	16,453	(13,515)	(187,836)	359,490

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	3

GH RESEARCH PLC

Unaudited condensed consolidated interim statement of cash flows

	Six months ended June 30,
	2026	2025
	$’000	$’000
Cash flows from operating activities
Loss for the period	(34,113)	(20,101)
Depreciation	182	158
Share-based compensation expense	3,992	3,514
Finance income	(4,851)	(5,833)
Finance expense	167	352
Movement of expected credit loss	(8)	6
Foreign exchange loss/(gain)	601	(1,860)
Movement in working capital	2,116	1,369
Cash flows used in operating activities	(31,914)	(22,395)
Finance expense paid	(87)	(360)
Finance income received	6,310	5,215
Net cash used in operating activities	(25,691)	(17,540)

Cash flows from investing activities
Purchase of property, plant and equipment	(80)	(63)
Proceeds from sale of other financial assets	-	19,585
Proceeds from redemptions and disposals of marketable securities	15,061	8,026
Cash flows from investing activities	14,981	27,548

Cash flows from financing activities
Proceeds from share issuances	118,039	150,000
Transaction costs from share issuances	(6,028)	(10,152)
Payment of lease liability	(141)	(63)
Net cash flows from financing activities	111,870	139,785

Net increase in cash and cash equivalents	101,160	149,793
Cash and cash equivalents at the beginning of the period	246,251	100,791
Impact of foreign exchange on cash and cash equivalents	(2,358)	3,289
Cash and cash equivalents at the end of the period	345,053	253,873

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.	4

GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.	Corporate information

GH Research PLC (the “Company”) was incorporated on March 29, 2021. The registered office of the Company is located at Joshua Dawson House, Dawson Street, Dublin 2, Ireland. The Company and its subsidiary, GH Research Ireland Limited, form the GH Research Group (the “Group” or “GH Research”).

The Company is a clinical-stage biopharmaceutical company dedicated to transforming the lives of patients by developing a practice-changing treatment in depression. Its initial focus is on developing the novel and proprietary mebufotenin therapies for the treatment of patients with Treatment Resistant Depression, or TRD. Its portfolio currently includes GH001, a proprietary inhalable mebufotenin product candidate and GH002, a proprietary intravenous mebufotenin product candidate.

In April 2026, the Group completed an underwritten offering of its ordinary shares. The net proceeds of the offering were estimated to be $111.2 million, after deducting underwriting discounts and directly attributable transaction costs.

These unaudited condensed consolidated interim financial statements were presented to the board of directors and approved by them for issue on August 6, 2026.

2.	Basis of preparation, significant judgments, and accounting policies

Basis of preparation

Compliance with IFRS Accounting Standards
The unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2025, which were prepared in accordance with IFRS Accounting Standards as adopted by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements are presented in U.S. dollar (“USD” or “$”), which is the Company’s functional currency and the Group’s presentation currency.

The financial information presented in this interim report does not represent full statutory accounts as defined by the Companies Act 2014. The statutory accounts of the Company for the year ended December 31, 2025, are expected to be filed with the Companies Registration Office by November 26, 2026.

New and amended IFRS standards
There are no new IFRS Accounting standards, amendments to standards or interpretations that are mandatory for the financial year beginning on January 1, 2026, that are relevant to the Group and that have had any material impact in the interim period. The review of the impact of new standards on the Group’s financial statements, which are not yet effective and which have not been early adopted by the Group is ongoing. This includes IFRS 18 “Presentation and Disclosure in Financial Statements”. IFRS 18 will replace IAS 1 “Presentation of financial statements”, introducing new requirements that will help to achieve comparability of the financial performance of similar entities and provide more relevant information and transparency to users. Management is currently assessing the detailed implications of applying the new standard on the Group’s financial statements.

Going concern basis
GH Research is a clinical-stage biopharmaceutical company developing innovative therapeutics. The Group is exposed to all risks inherent in establishing and developing its business, including the substantial uncertainty that current projects will succeed. Research and development expenses have been incurred from the start of the Group’s activities, generating negative cash flows from operating activities since formation.

Since its incorporation, the Group has funded its growth through capital increases. The Group has no bank loans or other debt outstanding, except lease liabilities, as of June 30, 2026. As a result, the Group is not exposed to liquidity risk through requests for early repayment of loans.

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GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
As of June 30, 2026, the Group’s cash and cash equivalents amounted to $345.1 million (December 31, 2025: $246.3 million). The Group also held marketable securities of $17.6 million as of June 30, 2026, (December 31, 2025: marketable securities of $34.5 million). The marketable securities held by the Group are quoted in active markets and are an additional source of liquidity.

The Board of Directors believes that the Group has sufficient financial resources available to cover its planned cash outflows for at least the next twelve months from the date of issuance of these unaudited condensed consolidated interim financial statements. The Group, therefore, continues to adopt the going concern basis in preparing its unaudited condensed consolidated interim financial statements.

Use of estimates and judgments
The preparation of the unaudited condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these unaudited condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are consistent with those that applied in the preparation of the consolidated financial statements for the year ended December 31, 2025.

Accounting policies
The accounting policies, presentation and methods of computation followed in the unaudited condensed consolidated interim financial statements are consistent with those applied in the Group’s most recent annual financial statements and have been applied consistently to all periods presented in the unaudited condensed consolidated interim financial statements.

Current and deferred income tax
The interim income tax expense is calculated based on the Company’s estimate of the weighted average effective annual income tax rate expected for the full year. The current and deferred income tax charge was $nil for the three and six months ended June 30, 2026 and 2025, which is in line with the Company’s estimate for the full year. No deferred tax assets have been recognized as there is no certainty that sufficient taxable profits will be generated within the required timeframe to be able to utilize these tax loss carry-forwards in full.

Segment reporting
Management considers the Group to have only a single segment: Research and Development (“R&D”). This is consistent with the way that information is reported internally within the Group for the purpose of allocating resources and assessing performance.

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GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
3.	Expenses by nature

The following table provides the consolidated statement of comprehensive loss classification of our expense by nature:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$’000	$’000	$’000	$’000
External research and development expenses[1]	8,241	6,101	16,786	11,568
Employee expenses[2,5]	4,158	2,857	7,992	5,242
Total research and development expenses[3]	12,399	8,958	24,778	16,810

External costs[1]	4,976	3,769	9,240	6,708
Employee expenses[4,5]	2,080	1,977	4,186	3,918
Total general and administrative expenses[3]	7,056	5,746	13,426	10,626
Total operating expenses	19,455	14,704	38,204	27,436

1 Includes depreciation expense.
2 Included in employee expenses is share-based compensation expense of $1.3 million and $2.2 million for the three and six months ended June 30, 2026, respectively, relating to employees in the research and development department (three and six months ended June 30, 2025, expense of $0.8 million and $1.5 million, respectively).

3 Depreciation and other expenses have been reclassified to external research and development expenses and depreciation has been reclassified to external costs for all periods presented as it provides more relevant information.

4 Included in employee expenses is share-based compensation expense of $0.9 million and $1.8 million for the three and six months ended June 30, 2026, respectively, relating to employees in the general and administrative department (three and six months ended June 30, 2025, expense of $1.0 million and $2.0 million, respectively).

5 Includes termination expenses incurred.

Foreign exchange gain/loss

Foreign exchange gain of $1.7 million for the three months ended June 30, 2026 (gain of $2.5 million for the three months ended June 30, 2025), and foreign exchange loss of $0.6 million for the six months ended June 30, 2026 (gain of $1.9 million for the six months ended June 30, 2025) consists primarily of gains and losses related to the translation of the Group’s assets and liabilities from their denominated currencies into the functional currency of each entity, and included the strengthening of the U.S. dollar in the period.

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GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
4.	Finance income and expense

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$’000	$’000	$’000	$’000
Finance income
Finance income on cash, cash equivalents and other financial assets	808	596	1,140	1,888
Gain on cash equivalents and other financial assets at fair value through profit and loss (“FVTPL”)	1,608	1,819	3,136	2,564
Interest income under effective interest rate method at fair value through other comprehensive income (“FVOCI”)	241	659	575	1,381
Finance income	2,657	3,074	4,851	5,833

Finance expense
Finance expense on investments	(77)	(165)	(155)	(333)
Finance expense on lease liability	(6)	(9)	(12)	(19)
Finance expense	(83)	(174)	(167)	(352)

5.	Cash and cash equivalents

	June 30,	December 31,
	2026	2025
	$’000	$’000
Cash at bank and in hand	37,454	30,972
Cash equivalents	307,599	215,279
	345,053	246,251

During the six months ended June 30, 2026, proceeds of $17.1 million were received from the redemption of marketable securities, which includes accrued interest. On redemption of the marketable securities, the funds are invested in cash equivalents.

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GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)

6.	Marketable securities

Marketable securities
$’000
Fair value
At January 1, 2026	34,457
Accrued interest	575
Interest received	(214)
Redemptions and disposals of marketable securities	(17,100)
Revaluation adjustment	(121)
At June 30, 2026	17,597

At June 30, 2026, the Group’s marketable securities mature within the next year.

The movement through other comprehensive income, (“OCI”), for the three and six months ended June 30, 2026, and June 30, 2025, is shown in the table below:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$’000	$’000	$’000	$’000
Revaluation adjustments	(38)	(69)	(121)	(28)
Movement of expected credit losses on assets measured at FVOCI	(7)	(13)	(8)	6
Movement on marketable securities through OCI	(45)	(82)	(129)	(22)

7.	Other current assets

Other current assets primarily represent prepayments and research and development tax credit receivable.

8.	Other non-current assets

Other non-current assets represent research and development tax credit receivable.

9.	Trade payables

Trade payables primarily represent amounts incurred for the provision of manufacturing, research and consulting services and professional fees, which are outstanding at the end of the period. Trade payables are due to be settled at different times within 12 months.

10.	Other current liabilities

Other current liabilities primarily represent accruals for operating expenses and employee tax payable and are expected to be settled within one year.

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GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
11.	Share capital

Number of outstanding shares
At December 31, 2025	62,029,395
Share issue from offering	6,527,779
Share option exercise[1]	85,113
At June 30, 2026	68,642,287

1 See Note 13

In April 2026, the Group completed an underwritten offering of its ordinary shares in which it issued and sold an aggregate of 6,527,779 ordinary shares at a price of $18.00 per share. The estimated net proceeds of the underwritten offering were $111.2 million, after deducting underwriting discounts and estimated directly attributable transaction costs.
12.	Contingencies

As of June 30, 2026, there were no material contingencies which required adjustment or disclosure in the unaudited condensed consolidated interim financial statements (2025: none).

13.	Share based compensation

Share Options
In June 2021, the Company adopted a share option plan referred to herein as the Share Option Plan under which grants of options are made to eligible participants. The Company initially reserved 1,202,734 ordinary shares for future issuance under the Share Option Plan, which includes ordinary shares pursuant to share-based equity awards issued to date. As of June 30, 2026, the total number of ordinary shares which may be issued under the Share Option Plan was 3,721,251 and the Company has 925,853 ordinary shares available for the future issuance of share-based equity awards.

Under the Share Option Plan, the options may be settled only in ordinary shares of the Company. Therefore, the grants of share options under the Share Option Plan have been accounted for as equity-settled under IFRS 2. As such, the Company records a charge for the vested portion of award grants and for partially earned but non-vested portions of award grants.

During the three and six months ended June 30, 2026, the Company granted the option to purchase 17,100 and 219,050 ordinary shares which were in line with the general terms of the Share Option Plan. Of the share options granted in the three and six months ended June 30, 2026, 17,100 and 69,600 share options, respectively, were granted which vest 25% on the first anniversary of the date of the grant, and thereafter evenly on a monthly basis over the subsequent three years and are subject to a two-year service condition. The contractual term (expiration) of these share options is eight years from the grant date with an exercise price of the closing market price on the day prior to the grant. Of the share options granted in the six months ended June 30, 2026, 149,450 share options were granted which vest 25% on the first anniversary of the date of grant, and thereafter evenly on a monthly basis over the subsequent three years. The contractual term (expiration) of these share options is seven years from the grant date with an exercise price of $0.025.

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GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
The following table summarizes the share option awards outstanding as of June 30, 2026:

	Average exercise price per share in USD	Number of awards	Weighted average remaining life in years
At December 31, 2025	3.87	2,594,914	5.91
Granted	5.23	219,050	6.93
Forfeited/Expired	7.11	(27,112)	5.11
Exercised[1]	6.33	(85,113)	5.03
At June 30, 2026[2]	3.87	2,701,739	5.56

1 The weighted average share price of share options exercised was $19.36.
2 998,920 of the awards outstanding as of June 30, 2026, were exercisable.

The weighted average grant date fair value of awards granted during the three and six months ended June 30, 2026, was $15.51 and $13.34 per award, respectively.

The fair values of the options granted were determined on the date of the grant using the Black-Scholes option-pricing model. The fair values of the options granted during the three and six months ended June 30, 2026, were determined on the date of the grant using the following assumptions:

	Three months ended June 30, 2026	Six months ended June 30, 2026
Share price, in USD	14.72 - 24.87	13.03 - 24.87
Strike price, in USD (weighted average)	21.11	5.23
Expected volatility	82% - 83%	82% - 88%
Award life (weighted average)	6.0	5.7
Expected dividends	-	-
Risk-free interest rate	4.06% - 4.24%	3.79% - 4.24%

The expected volatility for the three months ended June 30, 2026, is based on a blended rate of historical volatility observed among other comparable public companies and the Company’s own historical volatility.

The award life is based on the time interval between the date of grant and the date during the life of the share option after which, when making the grant, the Company expected on average that participants would exercise their options.

As of June 30, 2026, Other Reserves within equity includes $16.4 million (December 31, 2025: $13.1 million) relating to the Group’s Share Option Plan. Balances which relate to forfeited awards which had previously vested or awards which have been exercised are transferred from Other Reserves to Accumulated Deficit. The amount of expense for all awards recognized for services received during the three months ended June 30, 2026, was $2.2 million (three months ended June 30, 2025: expense of $1.9 million) and for the six months ended June 30, 2026, was an expense of $4.0 million (six months ended June 30, 2025: expense of $3.5 million).

14.	Related party disclosures

There have been no transactions in the three months ended June 30, 2026, (2025: none) with related parties that had a material effect on the financial position or performance of the Group.

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GH RESEARCH PLC
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (continued)
15.	Loss per share

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Loss attributable to shareholders (in $’000)	(15,146)	(9,289)	(34,113)	(20,101)
Weighted average number of shares in issue	66,534,362	62,028,736	64,296,628	60,039,492
Basic and diluted loss per share (in USD)	(0.23)	(0.15)	(0.53)	(0.33)

For the three months and the six months ended June 30, 2026, and 2025, basic and diluted loss per share are calculated on the weighted average number of shares issued and outstanding and exclude shares to be issued under the Share Option Plan, as the effect of including those shares would be anti-dilutive.

16.	Events after the reporting date

There were no events after the reporting date requiring disclosure in the Group’s unaudited condensed consolidated interim financial statements.

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